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FORM 3

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                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number              3235-0104
                                               Expires:       September 30, 1998
                                               Estimated average burden
                                               hours per response........... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


        Filed pursuant to Section 16(a) of the Securities Exchange Act of
                    1934, Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

                                   The Thomson Corporation
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            (Last)                 (First)                (Middle)

                                  Metro Center
                                One Station Place
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                                    (Street)

                           Stamford, Connecticut 06902
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         (City)                     (State)                  (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

                       1/12/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

                    Computer Language Research, Inc. -- CLRI
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ]  Director                             [X]  10% Owner
                                                   Other
   [ ]  Officer (give  title below)          [ ]  (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than one Reporting Person
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
             Table I -- Non-Derivative Securities Beneficially Owned
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1.  Title of Security               2.  Amount of Securities                  3.  Ownership                4.  Nature of Indirect
    (Instr.4)                           Beneficially Owned                        Form:  Direct                Beneficial Ownership
                                        (Instr. 4)                                (D) or Indirect              (Instr. 5)
                                                                                  (I)   (Instr. 5)
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
    Common Stock                        No securities owned. (1)                       N/A                             N/A
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    Common Stock                        No securities owned. (2)                       N/A                             N/A
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


Reminder: Report on a separate line for each                              (Over)
class of securities beneficially owned directly or indirectly.

                    (Print or Type Responses)                    SEC 1473 (7/96)

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

                                     TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
FORM 3 (CONTINUED)                                             OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security       2.  Date               3.  Title and Amount of Securities Underlying
    (Instr. 4)                             Exercisable            Derivative Security
                                           and Expira-            (Instr. 4)
                                           tion Date
                                           (Month/Day/
                                            Year)
                                       -------------------------------------------------------------------------------
                                       Date         Expira-               Title             Amount
                                       Exer-        tion                                    or
                                       cisable      Date                                    Number
                                                                                            of Shares
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
        N/A                             N/A           N/A          N/A                        N/A

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        N/A                             N/A          N/A           N/A                        N/A
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======================================================================================================================



---------------------------------------------------------------
    4.  Conver-      5.  Owner-        6.  Nature of Indirect
        sion or          ship              Beneficial Ownership
        Exercise         Form of           (Instr. 5)
        Price of         Deriva-
        Deri-            tive
        vative           Security:
        Security         Direct
                         (D) or
                         Indirect
                         (I)
                         (Instr. 5)





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
          N/A               N/A                 N/A

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          N/A                N/A                 N/A
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===============================================================

Explanation of Responses:

(1) The Thomson Corporation ("TTC") files this Form 3 pursuant to a Stock Purchase Agreement dated January 12, 1998 (the "Stock Purchase Agreement") among TTC, Sabre Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of TTC ("Sabre"), and certain stockholders (the "Majority Stockholders") of Computer Language Research, Inc. ("CLR"). The Stock Purchase Agreement requires the Majority Stockholders, who own approximately 74.6% of the outstanding shares of CLR, to tender their shares into Sabre's all cash tender offer for all of the outstanding shares of CLR's common stock and to otherwise sell their shares to Sabre, subject to certain conditions set forth in the Stock Purchase Agreement. Such tender offer is currently scheduled to expire on February 13, 1998, subject to any extension of the expiration date. The tender offer is being made by Sabre pursuant to an Agreement and Plan of Merger, dated as of January 12, 1998 (the "Merger Agreement"), among TTC, Sabre and CLR. Under the terms of the Merger Agreement, after the expiration of the tender offer, Sabre will be merged (the "Merger") with and into CLR, with CLR as the surviving corporation and a wholly owned subsidiary of TTC. Also pursuant to the Stock Purchase Agreement, each Majority Stockholder, with respect to the shares he, she or it owns of record, appoints Sabre as his, her or its proxy to vote his, her or its shares in favor of the Merger and against any other transaction. Consequently, for the purposes of determining TTC's status as a 10% holder, TTC is deemed to own beneficially 10,786,962 shares of CLR common stock pursuant to Sabre's voting power over such shares. However, for Form 3 reporting purposes, TTC is not the beneficial owner of any shares of CLR because TTC currently has no pecuniary interest in the shares subject to the Stock Purchase Agreement and will obtain such pecuniary interest only upon consummation of the tender offer or if it otherwise purchases the shares of the Majority Shareholders pursuant to the Stock Purchase Agreement.

(2) Sabre also files this Form 3 pursuant to the Stock Purchase Agreement, but has no securities to report thereunder for the same reason that TTC does not.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                /s/ Michael S. Harris                1/22/98
                            -------------------------------          -------
                            *Signature of Reporting Person            Date
                               The Thomson Corporation
                               By: Michael S. Harris
                        Vice President and Assistant Secretary



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                                                                          Page 2
                                                                 SEC 1473 (7/96)
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                             JOINT FILER INFORMATION


Name:                        Sabre Acquisition, Inc.

Address:                     Metro Center
                             One Station Place
                             Stamford, CT  06902

Designated Filer:            The Thomson Corporation

Issuer & Ticker Symbol:      Computer Language Research, Inc. -- CLRI

Date of Event
     Requiring Statement:    1/12/98


Signature:                   /s/  Michael S. Harris
                             Michael S. Harris
                             President,
                             Sabre Acquisition, Inc.


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